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PROSPECTUS                                      FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-96423


                                1,449,279 SHARES

                               REALNETWORKS, INC.

                              --------------------

                                  COMMON STOCK
                               ($0.001 PAR VALUE)
                   -------------------------------------------

        This prospectus relates to the public offering, which is not being underwritten, of up to 1,449,279 shares of our common stock which is held by some of our current shareholders. These shares may be offered and sold from time to time by the selling shareholders.

        The prices at which such shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

        Our common stock is traded on the Nasdaq National Market under the symbol "RNWK." On February 15, 2000, the last reported sale price for our common stock on the Nasdaq National Market was $87.25 per share.

        SEE "RISK FACTORS" BEGINNING AT PAGE 4 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                  -------------------------------------------

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   -------------------------------------------

                      The date of this Prospectus is February 16, 2000.



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                                TABLE OF CONTENTS


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
        Where You Can Find More Information .......................          2
        Special Note Regarding Forward-Looking Statements .........          3
        RealNetworks ..............................................          5
        Risk Factors ..............................................          6
        Use of Proceeds ...........................................         24
        Business ..................................................         25
        Recent Developments .......................................         37
        Selling Shareholders ......................................         38
        Plan of Distribution ......................................         39
        Legal Matters .............................................         40
        Experts ...................................................         40

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, "RealNetworks," "we," "us," and "our" refer to RealNetworks, Inc., its predecessors and its consolidated subsidiaries.

         The numbers of shares of our common stock and the prices of our common stock reported on the Nasdaq National Market which are included in this prospectus give effect to the two-for-one stock split of our common stock which was effected by us on February 11, 2000.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

        (1)     Our Annual Report on Form 10-K for the year ended December 31,
                1998;

        (2) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;



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        (3)     Our Current Reports on Form 8-K dated May 4, 1999, August 23,
                1999, January 26, 2000 and February 8, 2000;

        (4)     Our Current Report on Form 8-K/A dated February 8, 2000;

        (5) The description of our common stock contained in our registration statement on Form 8-A dated September 26, 1997, including any amendments or reports filed for the purpose of updating such description; and

        (6) The description of our preferred stock purchase rights contained in our registration statement on Form 8-A dated December 14, 1998, including any amendments or reports filed for the purpose of updating such description.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:


                             RealNetworks, Inc.
                             Attn:  Secretary
                             2601 Elliott Avenue
                             Seattle, Washington 98121
                             (206) 674-2700

        All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

        You should rely on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms such as "believes," "does not believe," "plans," "expects," "intends," "estimates," "anticipates" and other phrases of similar meaning are considered to contain uncertainty and are forward-looking statements.

        Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of this prospectus, including under "Risk Factors." You should read these cautionary statements as being applicable to all related forward-looking statements wherever they


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appear in this prospectus, in the materials referred to in this prospectus, in the materials incorporated by reference into this prospectus, or in our press releases.

        No forward-looking statement is a guarantee of future performance, and you should not place undue reliance on any forward-looking statement.





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                                  REALNETWORKS


        We are a leading provider of media delivery and digital distribution solutions designed for the Internet. Our solutions enable consumers to experience and content providers to deliver a broad range of multimedia content, including audio, video, text and animation. We pioneered the development and commercialization of "streaming media" systems that enable the creation, real-time delivery and playback of multimedia content. We believe that we have established a leadership position in the market for these systems. We have more than 95 million unique registered users of our RealPlayer products and believe that more than 85% of all Web content using streaming media uses our technology. The broad acceptance of the Internet as a means of content delivery, combined with recent technological advances, has greatly increased the practicality and popularity of a number of new online media delivery formats. In response, we have extended our media delivery platform to include a digital music management system that allows consumers to acquire, record, store, organize and play their personal music collections on personal computers (PCs) and digital playback devices.

        Our solutions include a variety of integrated products and services for consumers, content providers, service providers and advertisers. Our products and services include:

    - REALSYSTEM G2, an open and extensible advanced streaming media solution that consists of our RealPlayer client software, through which users experience multimedia content, and our RealServer software and related software tools, which enable broadcasters and content providers to create and deliver multimedia content.

    - REAL BROADCAST NETWORK, a service based on a distributed multi-tier network designed to enable content providers to reliably and cost-effectively deliver high-quality streaming media over the Internet to large audiences.

    - REALJUKEBOX, a product that turns a PC into a digital music management system and is based on RealSystem MP, our open and extensible digital music management solution.

    - REALGUIDE, a comprehensive directory that enables easy and personalized access to high-quality media programming on the Internet.

    - REALSTORE, an electronic commerce website from which we market, sell and distribute our own and third-party media delivery products and services to our base of more than 95 million unique registered users.

        From our inception, we have strategically chosen to offer our basic RealPlayer software to consumers free of charge. We believe that this strategy promotes the widespread adoption of our software and encourages the use of the Internet as a broadcast medium. More than half of the 95 million unique registered users of RealPlayer are registered users of our latest generation RealPlayer G2 software. We have also sold over two million copies of RealPlayer Plus, a premium version of our RealPlayer product. We have continued our strategy by offering RealJukebox to consumers free of charge, and selling RealJukebox Plus, the premium version of this product. Since its introduction, we have sold approximately 250,000 copies of RealJukebox Plus. By achieving broad distribution of our products to consumers, we believe that we have created a significant target audience for content and advertising and other commerce opportunities.

        Our principal executive offices are located at 2601 Elliott Avenue, Seattle, Washington 98121. Our telephone number is (206) 674-2700.



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                                  RISK FACTORS


        In addition to reviewing other information in this prospectus and our Annual Report on Form 10-K and the other documents incorporated herein by reference, you should consider carefully the following factors in evaluating us and our business before purchasing shares of our common stock.

POTENTIAL ACQUISITIONS INVOLVE RISKS WE MAY NOT ADEQUATELY ADDRESS

        The failure to adequately address the financial and operational risks raised by acquisitions of technology and businesses could harm our business. We have acquired complementary technologies and businesses in the past, and intend to do so in the future. Financial risks related to acquisitions include:

        -   potentially dilutive issuances of equity securities;

        -   use of cash resources;

        -   the incurrence of additional debt and contingent liabilities;

        -   large write-offs; and

        - amortization expenses related to goodwill and other intangible assets.

        Acquisitions also involve operational risks, including:

        - difficulties in assimilating the operations, products, technology, information systems and personnel of the acquired company;

        -   diversion of management's attention from other business concerns;

        - impairment of relationships with our employees, affiliates, advertisers and content providers;

        - inability to maintain uniform standards, controls, procedures and policies;

        - the assumption of known and unknown liabilities of the acquired company;

        -   entrance into markets in which we have no direct prior experience;
            and

        -   loss of key employees of the acquired company.




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        In August 1999, we acquired Xing Technology Corporation, an MP3 software developer, in a transaction that was accounted for as a pooling of interests. We may not be able to account for future acquisitions as a pooling of interests, which could harm our operating results. In January 2000, we acquired NetZip, Inc., a developer and marketer of download management software, in a transaction that was accounted for using the purchase method of accounting. We may not adequately integrate these or any future acquisitions. The NetZip transaction poses particular integration risks because NetZip has been based in Atlanta, Georgia, and we plan to relocate its operations to Seattle, Washington.

WE HAVE A LIMITED OPERATING HISTORY, WHICH MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS

We were incorporated in February 1994 and have a limited operating history. We have limited financial results on which you can assess our future success. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by growing companies in new and rapidly evolving markets, such as streaming media software, media delivery systems and electronic commerce.

To address the risks and uncertainties we face, we must:

        - establish and maintain broad market acceptance of our products and services and convert that acceptance into direct and indirect sources of revenues;

        -  maintain and enhance our brand name;

        - continue to timely and successfully develop new products, product features and services and increase the functionality and features of existing products;

        -  successfully respond to competition from Microsoft and others; and

        - develop and maintain strategic relationships to enhance the distribution, features and utility of our products and services.

        Our business strategy may be unsuccessful and we may be unable to address the risks we face in a cost-effective manner, if at all. Our inability to successfully address these risks will harm our business.

WE HAVE A HISTORY OF LOSSES AND MAY NOT MAINTAIN PROFITABILITY

        We have incurred significant losses since our inception and we may never sustain or increase profitability. As of December 31, 1999, we had an accumulated deficit of approximately $34.9 million. We devote significant resources to developing, enhancing, selling and marketing our products and services. As a result, we will need to generate significant revenues to maintain profitability. We may not continue our historical growth or generate sufficient revenues to sustain or increase profitability on a quarterly or annual basis in the future.

OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY

As a result of our limited operating history and the rapidly changing nature of the markets in which we compete, our quarterly and annual revenues and operating results are likely to fluctuate from period to period. These fluctuations may be caused by a number of factors, many of which are beyond our control. These factors include the following, as well as others discussed elsewhere in this section:



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        -   how and when we introduce new products and services and enhance our existing products and services;

        - the timing and success of our brand-building and marketing campaigns;

        -   our ability to establish and maintain strategic relationships;

        -   our ability to attract, train and retain key personnel;

        -   the demand for Internet advertising and sponsorships;

        -   the emergence and success of new and existing competition;

        - varying operating costs and capital expenditures related to the expansion of our business operations and infrastructure, domestically and internationally, including the hiring of new employees;

        - technical difficulties with our products, system downtime, system failures or interruptions in Internet access;

        -   costs related to the acquisition of businesses or technology; and

        -   costs of litigation and intellectual property protection.

In addition, because the market for our products and services is relatively new and rapidly changing, it is difficult to predict future financial results. Our research and development and sales and marketing efforts, and business expenditures generally, are partially based on predictions regarding certain developments for media delivery. To the extent that these predictions prove inaccurate, our revenues and operating expenses may fluctuate.

For these reasons, you should not rely on period-to-period comparisons of our financial results as indications of future results. Our future operating results could fall below the expectations of public market analysts or investors and significantly reduce the market price of our common stock. Fluctuations in our operating results will likely increase the volatility of our stock price.

WE MAY BE UNABLE TO SUCCESSFULLY COMPETE WITH MICROSOFT AND OTHER COMPANIES IN THE MEDIA DELIVERY MARKET

        The market for software and services for media delivery over the Internet is relatively new, constantly changing and intensely competitive. As media delivery evolves into a central component of the Internet experience, more companies are entering the market for, and expending increasing resources to develop, media delivery software and services. We expect that competition will continue to intensify.

        Many of our current and potential competitors have longer operating histories, greater name recognition, more employees and significantly greater financial, technical, marketing, public relations and distribution resources than we do. In addition, new competitors with potentially unique or more desirable products or services are arising all the time. The competitive environment may require us to make changes



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in our products, pricing, licensing, services or marketing to maintain and extend our current brand and technology franchise. Price concessions or the emergence of other pricing or distribution strategies of competitors may diminish our revenues, impact our margins or lead to a reduction in our market share, any of which will harm our business.

        We believe that the primary competitive factors in the media delivery market include:

        -   the quality and reliability of the overall media delivery solution;

        - access to distribution channels necessary to achieve broad distribution and use of products;

        - the availability of content for delivery over the Internet and access to necessary intellectual property rights;

        - the ability to license or develop and support secure formats for digital media delivery, particularly music and video;

        - the ability to license and support popular and emerging media formats for digital media delivery, particularly music and video, in a market where competitors may control the intellectual property rights for these formats;

        - the size of the active audience for streaming and digital media and its appeal to content providers and advertisers;

        - features for creating, editing and adapting content for the Internet;

        -   ease of use and interactive user features in products;

        -   ease of finding and accessing content over the Internet;

        - scalability of streaming media and media delivery technology and cost per user;

        -   pricing and licensing terms;

        -   compatibility with new and existing media formats;

        - compatibility with the user's existing network components and software systems; and

        - challenges caused by bandwidth constraints and other limitations of the Internet infrastructure.

Our failure to adequately address any of the above factors could harm our business strategy and operating results.

        Microsoft is a principal competitor in the development and distribution of streaming media and media distribution technology. Microsoft currently competes with us in the market for streaming media server and player software and has announced its intent to compete in the market for digital distribution of media. Microsoft's commitment to and presence in the media delivery industry has increased and Microsoft



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will continue to increase competitive pressure in the overall market for streaming media and media distribution.

        Microsoft distributes its competing streaming media server and tools products by bundling them with its Windows NT servers at no additional charge and by making them available for download from its website for free. While we also provide free downloads of certain of our products, including players, servers and tools, Microsoft's practices have caused, and may continue to cause, pricing pressure on our products. These practices could lead to longer sales cycles, decreased sales and reduced market share. In addition, we believe that Microsoft has used and may be able to use its monopoly position in the computer industry and its financial resources to secure preferential or exclusive distribution and bundling contracts for its streaming media products with third parties such as Internet service providers (ISPs), online service providers, content providers, entertainment companies, media companies, broadcasters, value added resellers (VARs) and original equipment manufacturers (OEMs), including third parties with whom we have relationships. In addition, Microsoft invests significant sums of money in certain of our current and potential customers, which may cause such customers to stop using or reduce their use of our products and services. Such arrangements, together with Microsoft's aggressive marketing of Windows NT and of its streaming media products, may reduce our share of the streaming media market.

        Microsoft's Windows Media Player competes with our RealPlayer products. The Windows Media Player is available for download from Microsoft's website for free, and is bundled by Microsoft with its Windows 98 operating system and with its Web browser, Internet Explorer. In addition, Microsoft has bundled certain audio capabilities into a radio toolkit for Internet Explorer 5.0, its latest Web browser. Internet Explorer 5.0 includes Web Events, which provides links to multimedia content on the Internet, especially content in Microsoft's streaming media formats. We expect the Windows Media Player to be bundled with new versions of Windows to be released this year. We expect that by leveraging its monopoly position in operating systems and tying streaming media into its operating system and its browser, Microsoft will distribute substantially more copies of the Windows Media Player in the future than it has in the past and may be able to attract more users to its streaming media products. Currently, our RealPlayer has a high degree of market penetration: we have over 95 million unique registered users and estimate that more than 85% of all Web content that uses streaming media does so using our technology. Our market position will be difficult to sustain, particularly in light of Microsoft's efforts and dominant position in operating systems. In addition, Microsoft has invested in certain digital distribution technologies that compete with RealJukebox, such as the MusicMatch Jukebox. Microsoft bundles the MusicMatch Jukebox with the Microsoft Windows 98 Second Edition operating system. The MusicMatch Jukebox supports the Windows Media format, but not RealSystem G2 formats. Microsoft also supports and promotes other third party products competitive to our products. We expect Microsoft and other competitors to devote significantly greater resources to product development in the jukebox and digital media categories. In addition, it may be difficult or impossible for us to license the Windows Media format for use in our RealPlayer and RealJukebox products on terms equivalent to those offered to our competitors who do support the Windows Media format, or on any terms at all, which may harm the demand for and market for the RealPlayer and RealJukebox products.

        In addition to Microsoft, we face increasing competition from other companies that are developing and marketing streaming media products. Apple Computer has introduced the QuickTime streaming media technology, including a free media player and a free streaming media server, and has made available free source code to the server under the conditions of their license agreement. We expect that Apple Computer will devote more resources to developing and marketing streaming media systems, and will seek to compete more vigorously with us in the marketplace. Other competitors include Cisco Systems/Precept Software, PictureTel/Starlight Networks and Oracle Corporation. As more companies enter the market with products



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that compete with our servers, players and tools, the competitive landscape could change rapidly to our disadvantage.

        We do not believe that clear standards have emerged with respect to non-PC wireless and cable-based systems. Likewise, no one company has gained a dominant position in the mobile device market. However, certain products and services in these markets support our technology, and certain support our competitors' technology, especially Microsoft, which can use its monopoly position in the operating system business and other financial resources to gain access to these markets, potentially to the exclusion of us. Other companies' products and services or new standards may emerge in any of these areas, which could reduce demand for our products or render them obsolete.

        In addition, our streaming media and media delivery products face competition from non-streaming, "fast download" media delivery technologies such as AVI, QuickTime and MP3. Other fast download or non-streaming IP-based content distribution methods are likely to emerge and could compete with our products and services, which could harm our business.

WE MAY BE UNABLE TO SUCCESSFULLY COMPETE IN OTHER PARTS OF OUR BUSINESS

        Media Hosting. Our media hosting service, the Real Broadcast Network, competes with a variety of companies that provide streaming media hosting services. These companies include Yahoo Broadcast Services (formerly Broadcast.com), Intervu and emerging broadcast networks such as CMGI's Magnitude Network, Enron Communications, GlobalMedia and Microcast. We may not establish or sustain our competitive position in this market segment. Some media hosting competitors are also customers on whom we rely to help drive product download traffic to our website through their broadcast events.

        Website Destinations, Content and Advertising. While Internet advertising revenues across the industry continue to grow, the number of websites competing for advertising revenues is also growing. Our websites, including Real.com, RealNetworks.com, Film.com and LiveConcerts.com, compete for user traffic and Internet advertising revenues with a wide variety of websites, Internet portals and ISPs. In particular, aggregators of audio, video and other media, such as Yahoo Broadcast Services and Microsoft's Web Events, compete with our RealGuide. We also compete with traditional media such as television, radio and print for a share of advertisers' total advertising budgets. Our advertising sales force and infrastructure are still in early stages of development relative to those of our competitors. We cannot be certain that advertisers will place advertising with us or that revenues derived from such advertising will be meaningful. If we lose advertising customers, fail to attract new customers, are forced to reduce advertising rates or otherwise modify our rate structure to retain or attract customers, or if we lose website traffic, our business could be harmed.

        Electronic Commerce. The electronic commerce features of our websites compete with a variety of other websites for consumer traffic. To compete successfully in the electronic commerce market, we must attract sufficient traffic to our websites by offering high-quality, competitively priced, desirable merchandise in a compelling, easy-to-purchase format. In addition, we must successfully leverage our existing user base to develop the market for our products and services. We may not compete successfully in the growing and rapidly changing market for electronic commerce. Our failure to do so could harm our business.

        Increased competition may result in price reductions, reduced margins, loss of market share, loss of customers, and a change in our business and marketing strategies, any of which could harm our business.



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WE MAY NOT BE SUCCESSFUL IN THE MARKET FOR DOWNLOADABLE MEDIA AND LOCAL MEDIA
DELIVERY

        In May 1999, we announced the RealSystem MP, a digital music architecture enabling integration with a wide range of Internet services and hardware devices. In May 1999, we released RealJukebox, our client software based on the RealSystem MP. These products represent an extension of our business into downloadable media and local media delivery, which is a substantial evolution from our historical focus on streaming media products and services. We do not yet know whether there is a sustainable market for products such as RealSystem MP and RealJukebox. Even if that market exists, we may be unable to develop a revenue model or sufficient demand to take advantage of the market opportunity.

        While over 22 million copies of RealJukebox have been downloaded since its beta release on May 3, 1999, and over 250,000 copies of RealJukebox Plus have been sold since its introduction in September 1999, it is too soon to determine if RealJukebox will be widely received in the marketplace. There are now a number of competitive products on the market that offer certain of the features that RealJukebox offers such as WinAmp Player, MusicMatch Jukebox, Liquid Audio Player, and a2b Player. In addition, given the size and importance of the general market for music distribution, competitors will likely release products that directly compete with RealJukebox, which could harm our business. Even if RealJukebox achieves widespread market acceptance, it may not achieve a high level of use, which would lead to a low rate of upgrade sales and electronic commerce opportunities. Our inability to achieve widespread acceptance for RealSystem MP and RealJukebox or to create new revenue streams from new market segments could harm our business.

        RealJukebox allows users to record and play back music in a variety of technical formats, including RealAudio G2, MP3, Liquid Audio and a2b. However, technical formats and consumer preferences evolve very rapidly, and we may be unable to adequately address consumer preferences or fulfill the market demand to the extent it exists. In addition, RealJukebox does not now support the Windows Media format, which some of our competitors support, and which some consumers may prefer.

        We have had long-term relationships with recording companies, including major record labels, many of which offer their streaming content in our formats. However, recording companies, including those with whom we have a relationship, may be uncomfortable with some features of RealJukebox. As a result, some record companies may decide to withhold content from RealJukebox, or refrain from or delay participating in promotional opportunities with respect to RealJukebox.

        RealJukebox is intended to allow users of the product to acquire, record, play back and manage music for their personal use. It is possible for a user of RealJukebox to elect not to use the copyright-protection features it contains and then violate the intellectual property rights of artists and recording companies by engaging in an unauthorized distribution of music. The laws governing the recording, distribution and performance of digital music are new and largely untested. While we believe we have developed RealJukebox to comply with U.S. copyright laws, a court may find us in violation of these laws. Similar action or other litigation in the United States or abroad directed at us could harm our business, even if such litigation were entirely without merit. In addition, we may be required to pay royalties associated with the digital distribution and performance of music, which could adversely impact our financial results.

WE MAY NOT SUCCESSFULLY DEVELOP NEW PRODUCTS AND SERVICES

        Our growth depends on our ability to continue to develop leading edge media delivery and digital distribution products and services. Our business and operating results would be harmed if we fail to develop



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products and services that achieve widespread market acceptance or that fail to generate significant revenues to offset development costs. We may not timely and successfully identify, develop and market new product and service opportunities. If we introduce new products and services, they may not attain broad market acceptance or contribute meaningfully to our revenues or profitability.

        Because the markets for our products and services are rapidly changing, we must develop new offerings quickly. We have experienced development delays and cost overruns in our development efforts in the past and we may encounter such problems in the future. Delays and cost overruns could affect our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. Our products also may contain undetected errors that could cause increased development costs, loss of revenues, adverse publicity, reduced market acceptance of the products or lawsuits by customers.

WE RELY ON CONTENT PROVIDED BY THIRD PARTIES TO INCREASE MARKET ACCEPTANCE OF OUR PRODUCTS

        If third parties do not develop or offer compelling content to be delivered over the Internet, our business will be harmed and our products may not achieve or sustain broad market acceptance. We rely on third-party content providers, such as radio and television stations, record labels, media companies, websites and other companies, to develop and offer content in our formats that can be delivered using our server products and played back using our player products. While we have a number of short-term agreements with third parties to provide content from their websites in our formats, most third parties are not obligated to develop or offer content using our technology. In addition, some third parties have entered into and may in the future enter into agreements with our competitors, principally Microsoft, to develop or offer all or a substantial portion of their content in our competitors' formats. Microsoft has more resources to secure preferential and even exclusive relationships with content providers. There could be less demand for and use of our products if Microsoft or another competitor were to secure preferential or exclusive relationships with the leading broadcasters, record companies or websites. We cannot guarantee that third-party content providers will continue to rely on our technology or offer compelling content in our formats to encourage and sustain broad market acceptance of our products. Their failure to do so would harm our business.

        As we move into the market for digital distribution of media and local media playback, our success depends on the availability of third-party content, especially music, that users of our RealJukebox product can lawfully and easily access, record and play back. Our product may not achieve or sustain market acceptance if third parties are unwilling to offer their content for free download or purchase by users of RealJukebox. Current concerns regarding the secure distribution of music over the Internet are causing content owners to delay or refuse to make content available for distribution. Competitors could secure exclusive distribution relationships with such content providers, which would harm our business.

WE DEPEND ON KEY PERSONNEL WHO MAY LEAVE US AT ANY TIME

        Our success substantially depends on the continued employment of our executive officers and key employees, particularly Robert Glaser, our chairman of the board and chief executive officer. The loss of the services of Mr. Glaser or any of our other executive officers or key employees could harm our business. None of our executive officers has a contract that guarantees employment. Other than the $2 million insurance policy on the life of Mr. Glaser, we do not maintain "key person" life insurance policies.

OUR FAILURE TO ATTRACT, TRAIN OR RETAIN HIGHLY QUALIFIED PERSONNEL COULD HARM OUR BUSINESS

        Our success also depends on our ability to attract, train and retain qualified personnel, specifically those with management and product development skills. In particular, we must hire additional skilled software engineers to further our research and development efforts. Competition for such personnel is intense, particularly in high-technology centers such as the Pacific Northwest. In making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of stock options they may receive in connection with their employment. As a result of recent volatility in our stock price, we may be disadvantaged in competing with companies that have not experienced similar volatility or that have not yet sold their stock publicly. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business could be harmed.

WE MAY NOT SUCCESSFULLY MANAGE OUR GROWTH

        We cannot successfully implement our business model if we fail to manage our growth. We have rapidly and significantly expanded our operations domestically and internationally and anticipate further expansion to take advantage of market opportunities. We have increased the number of our full-time employees from 325 on January 1, 1998 to 648 on December 31, 1999. Managing this substantial expansion has placed a significant strain on our management, operational and financial resources. If our growth continues, we will need to continue to improve our financial and managerial control and reporting systems and procedures.

        We are in the process of implementing new management information software systems. This will affect many aspects of our business, including our accounting, operations, electronic commerce, customer service, purchasing, sales and marketing functions. The purchase, implementation and testing of these systems has resulted, and will result, in significant capital expenditures and could disrupt our day-to-day operations. If these systems are not implemented as expected, our ability to provide products and services to our customers on a timely basis will suffer and delays in the recording and reporting of our operating results could occur.

THE GROWTH OF OUR BUSINESS DEPENDS ON THE INCREASED USE OF THE INTERNET FOR COMMUNICATIONS, ELECTRONIC COMMERCE AND ADVERTISING

        The growth of our business depends on the continued growth of the Internet as a medium for communications, electronic commerce and advertising. Our business will be harmed if Internet usage does not continue to grow, particularly as a source of media information and entertainment and as a vehicle for commerce in goods and services. Our success also depends on the efforts of third parties to develop the infrastructure and complementary products and services necessary to maintain and expand the Internet as a viable commercial medium. The Internet may not be accepted as a viable commercial medium for broadcasting multimedia content or media delivery for a number of reasons, including:

        - potentially inadequate development of the necessary infrastructure to accommodate growth in the number of users and Internet traffic;

        - lack of acceptance of the Internet as a medium for distributing streaming media content or for media delivery;

        -   unavailability of compelling multimedia content;

        -   inadequate commercial support for Web-based advertising; and

        - delays in the development or adoption of new technological standards and protocols or increased governmental regulation, which could inhibit the growth and use of the Internet.

        In addition, we believe that other Internet-related issues, such as security, reliability, cost, ease of use and quality of service, remain largely unresolved and may affect the amount of business that is conducted over the Internet.

        If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by such growth, specifically the demands of delivering high-quality media content. As a result, its performance and reliability may decline. In addition, websites have experienced interruptions in service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently in the future, Internet usage, as well as the usage of our products, services and websites, could grow more slowly or decline.

CHANGES IN NETWORK INFRASTRUCTURE, TRANSMISSION METHODS AND BROADBAND TECHNOLOGIES POSE RISKS TO OUR BUSINESS

        We believe that increased Internet use may depend on the availability of greater bandwidth or data transmission speeds (also known as broadband transmission). If broadband access becomes widely available, we believe it presents both a substantial opportunity and a significant business challenge for us. Internet access through cable television set-top boxes, digital subscriber lines or wireless connections could dramatically reduce the demand for our products and services by utilizing alternate technology that more efficiently transmits data. This could harm our business as currently conducted.

        Development of products and services for a broadband transmission infrastructure involves a number of additional risks, including:

        -   changes in content delivery methods and protocols;

        - the availability of compelling content that takes advantage of broadband access and helps drive market acceptance of our products and services;

        - the emergence of new competitors, such as traditional broadcast and cable television companies, which have significant control over access to content, substantial resources and established relationships with media providers;

        - the development of relationships by our current competitors with companies that have significant access to or control over the broadband transmission infrastructure or content;

        - the need to establish new relationships with non-PC based providers of broadband access, such as providers of television set-top boxes and cable television, some of which may compete with us; and

        - the general risks of new product and service development, including the challenges to develop error-free products and enhancements, develop compelling services and achieve market acceptance for these products and services.

        We depend on the efforts of third parties to develop and provide a successful infrastructure for broadband transmission. Even if broadband access becomes widely available, heavy use of the Internet may negatively impact the quality of media delivered through broadband connections. If these third parties experience delays or difficulties establishing a widespread broadband transmission infrastructure or if heavy usage limits the broadband experience, the release of our broadband products and services could be delayed. Even if a broadband transmission infrastructure is developed for widespread use, our products and services may not achieve market acceptance or generate sufficient revenues to offset our development costs.

WE COULD LOSE STRATEGIC RELATIONSHIPS THAT ARE ESSENTIAL TO OUR BUSINESS

        The loss of certain current strategic relationships, the inability to find other strategic partners or the failure of our existing relationships to achieve meaningful positive results for us could harm our business. We rely in part on strategic relationships to help us:

        -   maximize adoption of our products through distribution arrangements;

        - increase the amount and availability of compelling media content on the Internet to help boost demand for our products and services;

        -   enhance our brand;

        -   expand the range of commercial activities based on our technology;

        - expand the distribution of our streaming media content without a degradation in fidelity; and

        -   increase the performance and utility of our products and services.

        Many of these goals are beyond our traditional strengths. We anticipate that the efforts of our strategic partners will become more important as the multimedia experience over the Internet matures. For example, we may become more reliant on strategic partners to provide multimedia content, provide more secure and easy-to-use electronic commerce solutions and build out the necessary infrastructure for media delivery. We may not be successful in forming strategic relationships. In addition, the efforts of our strategic partners may be unsuccessful. Furthermore, these strategic relationships may be terminated before we realize any benefit.

OUR INDUSTRY IS EXPERIENCING CONSOLIDATION THAT MAY INTENSIFY COMPETITION

The Internet industry has recently experienced substantial consolidation and a proliferation of strategic transactions. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:

        - competitors could acquire or partner with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our products and services or the loss of certain enhancements or value-added features to our products and services;

        - competitors could obtain exclusive access to desirable multimedia content and prevent that content from being available in our formats, thus decreasing the use of our products and services to distribute and experience the content that audiences most desire, and hurting our ability to attract advertisers to our websites and product offerings;

        - a competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our products and services; and

        - other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content, or which could dramatically change the market for our products and services.

        Announcements and consolidations that could affect our business include:

        - Microsoft's strategic investments in broadband initiatives, including its $5 billion investment in AT&T;

        - AT&T's acquisition of TCI and its proposed acquisition of MediaOne Communications;

        -   At Home's acquisition of Excite;

        -   Yahoo!'s acquisitions of Broadcast.com and GeoCities;

        - The Walt Disney Company's recent combination of its Internet assets with, and acquisition of a majority ownership of, Infoseek, to create a single business called Go.com;

        - NBC's merger of its Internet assets withXOOM.com, Inc. and Snap.com, a subsidiary of CNET; and

        - AOL's recent announcement that it intends to acquire Time-Warner, and Time-Warner's announcement that it intends to form a joint venture with EMI Music.

OUR BUSINESS WILL SUFFER IF OUR SYSTEMS FAIL OR BECOME UNAVAILABLE

        A reduction in the performance, reliability and availability of our websites and network infrastructure will harm our ability to distribute our products and services to our users, as well as our reputation and ability to attract and retain users, customers, advertisers and content providers. Our revenues depend in large part on the number of users that download our products from our websites and access the content services on our websites. Our systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, Internet breakdown, earthquake and similar events. Our systems are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Our computer and communications infrastructure is located at a single leased facility in Seattle, Washington. We do not have fully redundant systems or a formal disaster recovery plan, and we do not carry adequate business interruption insurance to compensate us for losses that may occur from a system outage.

        Our electronic commerce and digital distribution activities are managed by sophisticated software and computer systems. We may encounter delays in developing these systems, and the systems may contain undetected errors that could cause system failures. Any system error or failure that causes interruption in availability of products or content or an increase in response time could result in a loss of potential or existing business services customers, users, advertisers or content providers. If we suffer sustained or repeated interruptions, our products, services and websites could be less attractive to such entities or individuals and our business would be harmed.

        A sudden and significant increase in traffic on our websites could strain the capacity of the software, hardware and telecommunications systems that we deploy or use. This could lead to slower response times or system failures. Our operations also depend on receipt of timely feeds from our content providers, and any failure or delay in the transmission or receipt of such feeds could disrupt our operations. We depend on Web browsers, ISPs and online service providers to provide Internet users access to our websites. Many of these providers have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. In addition, certain ISPs have temporarily interrupted our website operations in response to the heavy volume of e-mail transmission we generate and send to our large user base. These types of interruptions could continue or increase in the future.

OUR NETWORK IS SUBJECT TO SECURITY RISKS THAT COULD HARM OUR REPUTATION AND EXPOSE US TO LITIGATION OR LIABILITY

        Online commerce and communications depend on the ability to transmit confidential information securely over public networks. Any compromise of our ability to transmit confidential information securely, and costs associated with preventing or eliminating any problems, could harm our business. Online transmissions are subject to a number of security risks, including:

        - our own or licensed encryption and authentication technology may be compromised, breached or otherwise be insufficient to ensure the security of customer information;

        - we could experience unauthorized access, computer viruses, system interference or destruction, and other disruptive problems, whether intentional or accidental;

        - a third party could circumvent our security measures and misappropriate our, our partners' and our customer's proprietary information or interrupt operations; and

        - credit card companies could restrict online credit card transactions.

        The occurrence of any of these or similar events could damage our reputation and expose us to litigation or liability. We may also be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches.

OUR INTERNATIONAL OPERATIONS INVOLVE RISKS

        We operate subsidiaries in Australia, England, France, Germany, Japan, Mexico, Brazil and Hong Kong, and market and sell products in several other countries. For the year ended December 31, 1999, approximately 23% of our revenues, excluding revenues derived from our license agreement with Microsoft, were derived from international operations. We are subject to the normal risks of doing business internationally, as well as risks specific to Internet-based companies in foreign markets. These risks include:

        - delays in the development of the Internet as a broadcast, advertising and commerce medium in international markets;

        - difficulties in managing operations due to distance, language and cultural differences, including issues associated with establishing management systems infrastructures in individual markets;

        -   unexpected changes in regulatory requirements;

        - export and import restrictions, including those restricting the use of encryption technology;

        -   tariffs and trade barriers and limitations on fund transfers;

        -   difficulties in staffing and managing foreign operations;

        - longer payment cycles and problems in collecting accounts receivable;

        -   potential adverse tax consequences;

        -   exchange rate fluctuations;

        - increased risk of piracy and limits on our ability to enforce our intellectual property rights; and

        -   other legal and political risks.

        Any of these factors could harm our business. We do not currently hedge our foreign currency exposures.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS

        Our inability to protect our proprietary rights, and the costs of doing so, could harm our business. Our success and ability to compete partly depend on the superiority, uniqueness or value of our technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. Despite our efforts to protect our proprietary rights, unauthorized parties may copy or infringe aspects of our technology, products, services or trademarks, or obtain and use information we regard as proprietary. Our proprietary rights may be especially difficult to protect in foreign countries, where unrelated third parties may have registered our domain names and trademarks under their own names in an attempt to prevent us from using the domain names and trademarks in those countries without paying them a significant sum of money. This could prevent us from using our valuable brands in those countries, and reduce the value of our intellectual property. In addition, others may independently develop technologies that are similar or superior to ours, which could reduce the value of our intellectual property.

        Companies in the computer industry have frequently resorted to litigation regarding intellectual property rights. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties' proprietary rights. From time to time, other parties' proprietary rights, including patent rights, have come to our attention and on several occasions we have received notice of claims of infringement of other parties' proprietary rights, and we may receive such notices in the future.

        In August 1998, Venson M. Shaw and Steven M. Shaw filed a lawsuit against us and co-defendant Broadcast.com in the United States District Court for the Northern District of Texas--Dallas Division. The plaintiffs allege that we, individually and in combination with Broadcast.com, infringe on a certain patent by making, using, selling and/or offering to sell software products and services directed to media delivery systems for the Internet and corporate intranets. The plaintiffs seek to enjoin us from the alleged infringing activity and to recover damages in an amount no less than a reasonable royalty. We believe the allegations are without merit and intend to vigorously defend ourselves against these claims. However, litigation is inherently uncertain, and we may be unable to successfully defend ourselves against this claim.

        From time to time we receive claims and inquiries from third parties alleging that our internally developed technology or technology we license from third parties may infringe the third parties' proprietary rights. We are now investigating several of such pending claims. We could be required to spend significant amounts of time and money to defend ourselves against such claims. If any of these claims were to prevail, we could be forced to pay damages, comply with injunctions, or stop distributing our products while we re-engineer them or seek licenses to necessary technology, which might not be available on reasonable terms. We could also be subject to claims for indemnification resulting from infringement claims made against our customers and strategic partners, which could increase our defense costs and potential damages. Any of these events could harm our business.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES

        Few existing laws or regulations specifically apply to the Internet, other than laws and regulations generally applicable to businesses. Certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to our products. However, it is likely that a number of laws and regulations may be adopted in the United States and other countries with respect to the Internet. These laws may relate to areas such as content issues (such as obscenity, indecency and defamation), copyright and other intellectual property rights, encryption, use of key escrow data, caching of content by server products, electronic authentication or "digital signatures," personal privacy, advertising, taxation, electronic commerce liability, e-mail, network and information security and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability. Other countries and political organizations are likely to impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. The adoption of such laws or regulations, and uncertainties associated with their validity and enforcement, may affect the available distribution channels for and costs associated with our products and services, and may affect the growth of the Internet. Such laws or regulations may therefore harm our business.

        We do not know for certain how existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, illegal or obscene content, retransmission of media and personal privacy and data protection apply to the Internet. The vast majority of such laws were adopted before the advent of the Internet and related technologies and do not address the unique issues associated with the Internet and related technologies. Most of the laws that relate to the Internet have not yet been interpreted. Changes to or the interpretation of these laws could:

        -   limit the growth of the Internet;

        - create uncertainty in the marketplace that could reduce demand for our products and services;

        -   increase our cost of doing business;

        - expose us to significant liabilities associated with content available on our websites or distributed or accessed through our products or services;

        - lead to increased product development costs, or otherwise harm our business; or

        - decrease the rate of growth of our user base and limit our ability to effectively communicate with and market to our user base.

        On October 28, 1998, the Digital Millennium Copyright Act (DMCA) was enacted. The DMCA includes statutory licenses for the performance of sound recordings and for the making of recordings to facilitate transmissions. Under these statutory licenses, we and our broadcast customers will be required to pay licensing fees for sound recordings we deliver in original and archived programming and through retransmissions of radio broadcasts. The DMCA does not specify the rate and terms of the licenses, which will be determined either through voluntary inter-industry negotiations or arbitration. We will soon engage in arbitration with the Recording Industry Association of America to determine what, if any, licensee fee should be paid. Depending on the rates and terms adopted for the statutory licenses, our business could be harmed both by increasing our own cost of doing business, as well as by increasing the cost of doing business for our customers.

        The Child Online Protection Act and the Child Online Privacy Protection Act (COPPA) were enacted in October 1998. The COPPA impose civil and criminal penalties on persons distributing material harmful to minors (e.g., obscene material) over the Internet to persons under the age of 17, or collecting personal information from children under the age of 13. We do not knowingly collect and disclose personal information from such minors. The manner in which the COPPA may be interpreted and enforced cannot be fully determined, and future legislation similar to the COPPA could subject us to potential liability, which in turn could harm our business. Such laws could also damage the growth of the Internet generally and decrease the demand for our products and services.

SHAREHOLDERS MAY BE UNABLE TO EXERCISE CONTROL BECAUSE MANAGEMENT OWNS A LARGE PERCENTAGE OF OUR STOCK

        As of December 31, 1999, our executive officers, directors and affiliated persons beneficially own approximately 47.7% of our common stock. Robert Glaser, our chief executive officer and chairman of the board, beneficially owns approximately 36.4% of our common stock. As a result, our executive officers, directors and affiliated persons will have significant influence to:

        -   elect or defeat the election of our directors;

        - amend or prevent amendment of our articles of incorporation or bylaws;

        - effect or prevent a merger, sale of assets or other corporate transaction; and

        - control the outcome of any other matter submitted to the shareholders for vote.

        Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of RealNetworks, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

PROVISIONS OF OUR CHARTER DOCUMENTS, SHAREHOLDER RIGHTS PLAN AND WASHINGTON LAW COULD DISCOURAGE OUR ACQUISITION BY A THIRD PARTY

        Our articles of incorporation provide for a strategic transaction committee of the board of directors currently comprised of Messrs. Glaser, Breyer and Kapor. Without the prior approval of this committee, and subject to certain limited exceptions, the board of directors does not have the authority to:

        -   adopt a plan of merger;

        -   authorize the sale, lease, exchange or mortgage of:

            - (A) assets representing more than 50% of the book value of our assets prior to the transaction; or

            - (B) any other asset or assets on which our long-term business strategy is substantially dependent;

        -   authorize our voluntary dissolution; or

        -   take any action that has the effect of any of the above.

        RealNetworks also entered into an agreement providing Mr. Glaser with a direct contractual right to require RealNetworks to abide by and perform all terms of the articles of incorporation with respect to the strategic transactions committee. This agreement also provides that so long as Mr. Glaser owns a specified number of shares, RealNetworks will use its best efforts to cause him to be nominated to, elected to, and not removed from the board of directors. In addition, the articles provide that Mr. Glaser will serve, or will appoint another officer of RealNetworks to serve, as our policy ombudsman, with the exclusive authority to adopt or change our editorial policies as reflected on our websites or in other communications or media in which we have a significant editorial or media voice. The provisions with respect to the authority of the strategic transactions committee and the policy ombudsman may be amended only with the approval of 90% of the shares entitled to vote on an amendment to the articles.

        We have adopted a shareholder rights plan that provides that shares of our common stock have associated preferred stock purchase rights. These rights become exercisable and detachable from the associated common stock only following the acquisition by a person or a group of 15% or more of our outstanding common stock or 10 days following the announcement of a tender or exchange offer for 15% or more of our outstanding common stock. The rights entitle our shareholders, other than the person or entity that has acquired or made an exchange or tender offer for 15% or more of our outstanding common stock, to acquire additional shares of our capital stock at a price equal to one-half of the market price at the time of the event and, in certain circumstances, would allow our shareholders to acquire capital stock in the entity that has acquired or made an exchange or tender offer for 15% or more of our outstanding common stock at a similar discount. The exercise of these rights would make the acquisition of RealNetworks by a third party more expensive to that party and has the effect of discouraging third parties from acquiring our company without the approval of our board of directors, which has the power to redeem these rights and prevent their exercise.

        Washington law imposes restrictions on some transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a "target corporation," with some exceptions, from engaging in certain significant business transactions with an "acquiring person," which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the acquisition. Such prohibited transactions include, among other things:

        - a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from the acquiring person;

        - termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; or

        - allowing the acquiring person to receive any disproportionate benefit as a shareholder.

        After the five-year period, a "significant business transaction" may occur, as long as it complies with certain "fair price" provisions of the statute. A corporation may not opt out of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of RealNetworks.

        The foregoing provisions of our charter documents, shareholder rights plan and Washington law, as well as those relating to a classified board of directors and the availability of "blank check" preferred stock, could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions may therefore have the effect of limiting the price that investors might be willing to pay in the future for our common stock.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE

        The trading price of our common stock has been and is likely to continue to be highly volatile. For example, during the 52-week period ended January 31, 2000, the price of our common stock ranged from $13.25 to $93.00 per share.
Our stock price could be subject to wide fluctuations in response to factors such as:

        -   actual or anticipated variations in quarterly operating results;

        - announcements of technological innovations, new products or services by us or our competitors;

        - changes in financial estimates or recommendations by securities analysts;

        -   the addition or loss of strategic relationships;

        - conditions or trends in the Internet, media streaming, media delivery and online commerce markets;

        - changes in the market valuations of other Internet, online service or software companies;

        - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

        -   legal or regulatory developments;

        -   additions or departures of key personnel;

        -   sales of our common stock; and

        -   general market conditions.

        In addition, the stock market in general, and the Nasdaq National Market and the market for Internet and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may reduce our stock price, regardless of our operating performance. The trading prices of the stocks of many technology companies are at or near historical highs and reflect price-earnings ratios substantially above historical levels. These trading prices and price-earnings ratios may not be sustained.

WE MAY BE SUBJECT TO ASSESSMENT OF SALES AND OTHER TAXES FOR THE SALE OF OUR PRODUCTS, LICENSE OF TECHNOLOGY OR PROVISION OF SERVICES

        We may have to pay past sales or other taxes that we have not collected from our customers. We do not currently collect sales or other taxes on the sale of our products, license of technology or provision of services in states and countries other than those in which we have offices or employees.

        In October 1998, the Internet Tax Freedom Act (ITFA) was signed into law. Among other things, the ITFA imposes a three-year moratorium on discriminatory taxes on electronic commerce. Nonetheless, foreign countries or, following the moratorium, one or more states, may seek to impose sales or other tax obligations on companies that engage in such activities within their jurisdictions. Our business would be harmed if one or more states or any foreign country were able to require us to collect sales or other taxes from current or past sales of products, licenses of technology or provision of services, particularly because we would be unable to go back to customers to collect sales taxes for past sales and may have to pay such taxes out of our own funds.

WE INTEND TO DONATE A PORTION OF NET INCOME TO CHARITY

        For the year ended December 31, 1999, we were profitable and accrued 5% of our pretax net income for charitable donation. If we sustain profitability, we intend to donate 5% of our annual net income to charitable organizations. This will reduce our net income.

                                 USE OF PROCEEDS

        The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling shareholders. Accordingly, we will not receive any proceeds from the sale of the shares by the selling shareholders.



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

                                    BUSINESS


OVERVIEW

        RealNetworks is a leading provider of media delivery and digital distribution solutions designed for the Internet. Our solutions enable consumers to experience and content providers to deliver a broad range of multimedia content, including audio, video, text and animation. We pioneered the development and commercialization of streaming media systems that enable the creation, real-time delivery and playback of multimedia content. We believe that we have established a leadership position in the market for these systems. We have more than 95 million registered users of our RealPlayer product and believe that more than 85% of all Web content using streaming media uses our technology. The broad acceptance of the Internet as a means of content delivery, combined with recent technological advances, has greatly increased the practicality and popularity of a number of new online media delivery formats. In response, we have extended our media delivery platform to include a digital music management system that allows consumers to acquire, record, store, organize and play their personal music collections on PCs and digital playback devices.

        Our solutions include a variety of integrated products and services for consumers, content providers, service providers and advertisers. Our products and services include:

        - REALSYSTEM G2, an open and extensible advanced streaming media solution that consists of our RealPlayer client software, through which users experience multimedia content, and our RealServer software and related software tools, which enable broadcasters and content providers to create and deliver multimedia content.

        - REAL BROADCAST NETWORK, a service based on a distributed multi-tier network designed to enable content providers to reliably and cost-effectively deliver high-quality streaming media over the Internet to large audiences.

        - REALJUKEBOX, a product that turns a PC into a digital music management system and is based on RealSystem MP, our open and extensible digital music management solution.

        - REALGUIDE, a comprehensive directory that enables easy and personalized access to high-quality media programming on the Internet.

        - REALSTORE, an electronic commerce website from which we market, sell and distribute our own and third-party media delivery products and services to our base of more than 95 million registered users.


PRODUCTS AND SERVICES

    REALSYSTEM G2

        RealSystem G2, introduced in November 1998, fully integrates players, servers and tools to create an end-to-end streaming media solution for consumers and content providers. RealSystem G2 provides the necessary components to generate a high-quality user experience that is scalable across the heterogeneous Internet infrastructure. It allows consumers to experience and content providers to create rich and dynamic media content that can be viewed and heard in real time across varying narrowband and broadband environments. RealSystem G2's open, extensible architecture provides third party developers the opportunity to create complementary products and services.



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

        PLAYERS. RealPlayer enables a user to listen to and view content from websites that use our server products. RealPlayer provides basic functions such as play, stop, fast-forward, rewind and volume adjustment and customizable navigational tools and services for easy and personalized access to multimedia content. We offer RealPlayer for free from our website and through bundling with third-party products. We sell our premium RealPlayer Plus, which has additional features such as clearer, sharper audio and video, high-fidelity audio quality with a graphic equalizer and picture quality controls such as contrast, brightness and tint. The RealPlayer software is currently in version 7.0.

        SERVERS. Our patent-pending server technology allows broadcasters and content providers to broadcast audio, video and other multimedia programming to large numbers of simultaneous users over varying Internet connections. We price our servers based on features and streaming capacity and offer four server products to meet the varying needs and requirements of broadcasters and content providers. The RealServer line is currently in version 7.0, which has demonstrated significant improvements in scalability and reliability:

        RealServer Basic, available for free download, supports 25 concurrent users of live and on-demand multimedia broadcasts.

        RealServer Plus is designed for hobbyists and small- to medium-sized businesses. It supports 60 concurrent users, with additional administrative capabilities and content creation tools.

        The RealServer Professional is designed for use primarily by broadcasters, ISPs, distance learning providers and large websites. It supports large audiences via both unicast and IP multicast, and provides more advanced administrative features. Customized solutions are available. For example, we offer features that are designed and priced specifically for educational institutions or teachers, and features that enable ISPs to host the streaming media content of their customers.

        The RealServer Intranet is designed for corporate intranets. Popular applications include live executive broadcasts at company meetings, sales force training and enterprise learning.

        Optional RealServer Extensions include the Authentication Extension to help ensure site security or enable pay-per-view broadcasting and to support back-end credit card and transaction-processing systems; the Splitting Extension, which allows RealServer customers to create a distributed streaming media network; and the beta Advertising Extension, which enables in-stream advertising insertion and rotation.

        TOOLS. We offer a variety of products that improve the distribution and quality of customers' RealSystem G2 content and presentations. Our tools are offered both for download from the RealNetworks.com web site and in product bundles from third parties and include:

        RealProducer, available for free download, is our basic multimedia creation and publishing tool. The RealProducer line is currently in version 7.0 beta.

        RealProducer Plus is a more advanced tool that offers Web designers and production artists building RealSystem G2 presentations the ability to reach a wider audience and produce higher-quality content.



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

        RealProducer Pro is a professional solution designed for Web authors and production experts. It includes timeline-based features for creating synchronized multimedia templates for Synchronized Multimedia Integration Language (SMIL) and Hypertext Mark-up Language (HTML) layout and flexible compression control.

        RealSlideshow Basic, available for free download, allows a novice user to combine pictures with voice commentary and/or music, including MP3 support, to create a slide show experience on a Web site. The RealSlideshow line is currently in version 2.0.

        RealSlideshow Plus offers users additional features for slide show creation and dissemination, including built-in email, free images, and free slide show hosting with partner hosting providers.

        RealPresenter Basic, available for free download, integrates seamlessly into Microsoft PowerPoint and allows users to easily turn PowerPoint slides into audio and video enhanced Web broadcasts for access by a workgroup. The RealSystem G2-compatible version of the RealPresenter line was co-developed with Intel and is now in its beta version 1.0.

        RealPresenter Plus offers users additional features and functionality, including free images, free hosting with partner hosting providers, and an integrated 25-stream RealServer Basic to enable desktop broadcasts to the Internet.


    REALSYSTEM MP

        RealSystem MP, introduced in May 1999 and based on the media delivery platform of RealSystem G2, is an open and extensible music management solution that provides consumers with a convenient method for recording, playing, organizing and acquiring music from the Internet and local digital sources.

        REALJUKEBOX. Based on RealSystem MP (described in the Technology section below), RealJukebox is a complete digital music product that enables consumers to acquire, record, store, organize and play their personal music collections from a PC. Music is sorted by a number of categories, including artist, song title, genre and type of file, and consumers can create personal playlists by dragging and dropping songs..Consumers can acquire music for playback RealJukebox from a number of different sources, including free promotional music downloads, purchased Internet music downloads and music purchased through links to online music retailers. Consumers can also record CDs onto their hard disks at three to five times playback speed. RealJukebox records to a number of high-quality digital audio formats, including RealAudio G2, MP3, Liquid Audio and a2b, and enables users to transfer their music to partner portable digital playback devices and other portable storage solutions. We offer RealJukeBox for free from our website and bundling with third party products. We sell our premium RealJukebox Plus, which includes additional features such as a graphic equalizer and a higher MP3 encoding rate. Users with writable CD-ROM drives can also create their own custom CDs for personal use with RealJukebox Plus. The RealJukebox line is currently in version 1.0.




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

OTHER

        REALSTORE. The RealStore is an online store for the sale of our own products and upgrades, as well as for third-party products and training products for use on corporate intranets. Through this distribution channel, we are able to offer a broad selection of products with little inventory risk or merchandising expense.

        SOFTWARE DEVELOPMENT KITS. RealNetworks makes available for free download and licensing to software developers two software development kits (known as SDKs) that allow developers to create new software products that are compatible with and complementary to RealSystem G2. The REALSYSTEM G2 SDK describes programming interfaces and processes by which a developer may build plug-ins for the RealServer and RealPlayer. The REALPRODUCER G2 SDK similarly describes interfaces and processes, and includes object code, which enables a developer to build a tool that encodes RealNetworks file formats.


    SERVICES

        TAKE5. Introduced in November 1999, Take5 is the first daily programming service providing streaming media consumers who use the RealPlayer (version 7.0) with access to five top stories of the day in the entertainment, music, sports, comedy, and news categories. More than 100 media companies, including major broadcast and cable networks, provide the Internet programming highlighted by Take5. The content that appears on Take5 is selected daily by a RealNetworks editorial staff. Take5 programming may also be launched from the Real.com website.

        REALGUIDE. RealGuide, an integral part of the Real.com site, offers the ability to search for and locate multimedia content. RealGuide is a comprehensive directory that enables easy and personalized access to high-quality multimedia programming information available on the Internet. RealGuide provides viewers with one-click access to the day's top stories and programming from nearly 200 Channels and Stations.

        REAL BROADCAST NETWORK. The Real Broadcast Network is our Internet broadcast service through which we provide hosting services on behalf of broadcasters and content providers. We provide full turnkey services, including the hardware, software, personnel, network connectivity and bandwidth necessary to enable businesses to deliver live and on-demand programming over the Internet. The Real Broadcast Network features a distributed multi-tier architecture designed to improve Internet broadcasts by routing consumers to the nearest broadcast hub on the Internet or within an Internet service provider. We believe the relationships we have formed with leading backbone providers and ISPs support and enhance the services we provide.

        SHOWCASE WEBSITES AND PROGRAMMING. In November 1999, we divided the RealNetworks company website in two, creating Real.com and RealNetworks.com. The Real.com site showcases and organizes a vast array of audio and video programming from across the Internet, and offers users a free, optional message service that directly notifies users on their desktops about new programming in their interest categories. Real.com, in conjunction with RealPlayer version 7.0 and Take5, comprises the Real.com Network. The RealNetworks.com site includes information for and downloads of RealNetworks products and services, corporate information, and special interest areas for RealNetworks partners and third party developers.

        In addition to these two main websites, we offer theme-oriented sites which organize streaming media programming for end users with specific media interests. LiveConcerts.com offers live and on-demand



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

streamed music concerts and services such as up-to-date concert schedules. Film.com provides in-depth information about movies, including reviews and previews, as well as streaming media clips.


TECHNOLOGY

        Our media delivery solutions are designed to optimize the delivery of multimedia content over the Internet. Our solutions are based on open industry standards and work with a broad range of operating systems, hardware platforms, network environments and media types.

        REALSYSTEM G2 TECHNOLOGY. RealSystem G2 is a streaming media platform based on advanced transmission technologies and protocols that address the inherent limitations of the Internet with respect to multimedia delivery. The following are key elements of our RealSystem G2 technology:

        - AutoUpdate, an automatic upgrade feature, notifies users and allows them to easily download new products and product upgrades as they become available.

        - SureStream transport technology enables reliable and continuous end-user playback by scaling dynamically to deliver high-quality RealAudio and RealVideo to users at the varying connection rates found under real-world network conditions. SureStream technology utilizes bi-directional communication that enables the server and player to communicate during transmission regarding the bandwidth and quality of the user's connection to optimize the transmission.

        - Buffering ensures continuous delivery by caching data packets and requesting retransmission of any missing packets.

        - Error-Mitigation reduces performance degradation by reconstructing lost data packets based on approximations regarding adjacent or closely related data packets.

        - Smart Networking allows a server to automatically select the appropriate transmission protocol depending on current network conditions and the presence of firewalls or proxies when streaming content to the player.

        - Video-Optimized Transmission incorporates technologies that reduce unnecessary repetition of redundant background data in neighboring video frames, and reduces the amount of video content being streamed if video performance is degraded during a given transmission. This technology instead focuses on maintaining the continuity of the audio stream, which is often more central to the user experience.

        - Advertising Application allows for the insertion of banner and streaming media advertising into streaming media content while seamlessly integrating with existing ad-serving software and solutions.

        - Cross-Platform Support ensures that our products operate across a disparate array of broadcast platforms, such as Alpha UNIX, FreeBSD, HP/UX, Linux, SCO Unix, SGI IRIX, Sun OS and Win32, Internet infrastructures and emerging clients, such as PCs, set-top boxes, portable devices and all popular browsers.



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

        RealSystem G2 builds on industry standards, implementing Real Time Streaming Protocol, a standard client/server protocol for streaming media. RealSystem G2 also supports SMIL, which enables rich, multi-screen content to be delivered over a typical modem connection. SMIL allows content creators to easily synchronize their media presentations with a wide range of media, including voice, music, visual effects, text and graphics, to produce audio-visual content using a simple text editor.

        REALSYSTEM MP TECHNOLOGY. Building on the technology of RealSystem G2, we developed RealSystem MP, a complete digital music management solution. RealSystem MP uses an open and extensible architecture that supports a range of third party products and hardware devices, and can be integrated with various Internet services such as online music databases. Key features of RealSystem MP include:

        - Content insertion services that enable consumers to create and manage their own personal music database.

        - A secure plug-in interface that supports a variety of security initiatives, including IBM's electronic music management system, AT&T's a2b technology and Liquid Audio's technology. RealSystem MP's open architecture will enable it to comply with the goals of the Recording Industry Association of America's task force on the Secure Digital Music Initiative.

        - File format support for popular music formats such as MP3, WAV, MIDI and our RealAudio G2 format.

        - Information services that provide access to information from an online music database, including track name, artist, album and genre.

        - Content extraction services that enable a range of devices and products, including portable digital devices, CD recorders, flash memory cards and high-capacity disks, to use the content and information in a user's personal music database.

        - Home networking services that enable the distribution of music throughout a home network.


        TECHNOLOGIES ENABLING LARGE-SCALE DELIVERY OF STREAMED MULTIMEDIA. Our splitter and caching technologies allow broadcasters to transmit large numbers of simultaneous streams using reduced bandwidth by sending a separate signal to multiple users through the same network links. Our splitter technology enables a host server to broadcast a signal to a set of servers distributed around a network. Those servers then transmit the signal to the end user, thereby minimizing the use of the network backbone and improving signal quality. We use this technology in the Real Broadcast Network and license it to other Internet broadcasters, ISPs and networks. The caching and proxy server technology we co-developed with Inktomi enables widespread and efficient distribution of multimedia content by moving the data closer to the end user. This RealProxy caching technology enables ISPs and backbone providers to greatly reduce bandwidth and infrastructure costs, and provides a more compelling experience for the user.

        CODECS. Our RealSystem G2 uses multiple compression/decompression algorithms (or codecs) to translate time-based, data-intensive content such as audio, video or animation data into discrete data packets and then broadcasts (or streams) the packets from a server to a client, our RealPlayer. RealPlayer then reassembles the packets in the correct order and allows a user to play back the streaming media content in real time without waiting to download. The compression process enables the data to be streamed to the player even in very low bandwidths (14.4 kbps) or congested network environments by reducing the amount of data to be streamed. We have licensed and integrated Intel's streaming Web video technology into RealSystem G2, enabling significantly faster video encoding than previous streaming media delivery systems and delivery of higher-image performance and quality to consumers. RealSystem MP is compatible with both the RealAudio G2 and MP3 codecs. Our MP3 codecs are based on licenses obtained from third parties. We plan to continue to develop proprietary codecs and license third-party codec technology to improve our products' capabilities.


RESEARCH AND DEVELOPMENT

        We devote a substantial portion of our resources to developing new products, enhancing existing products, expanding and improving our fundamental streaming technology and strengthening our technological expertise. During the years ended December 31, 1999, 1998, and 1997, we expended approximately 29%, 34%, and 43% of our total net revenues on research and development activities. We intend to continue to devote substantial resources to research and development for the next several years. As of December 31, 1999, RealNetworks had 272 full-time employees, or approximately 42% of our work force, engaged in research and development activities.

SALES, MARKETING AND DISTRIBUTION

        We believe that any individual or company that desires to send, support or receive multimedia content over the Internet is a potential customer. To reach as many of these potential customers as possible, we sell our products and services through several distribution channels, both directly (over the Internet and through a sales force) and indirectly (through OEMs, VARs and other distributors). As of December 31, 1999, we had 241 full-time employees, or approximately 37% of our work force, engaged in sales and marketing activities.

        ELECTRONIC COMMERCE. Substantially all of the products we sell can be purchased and delivered directly from our websites. Our websites provide us with a low-cost, globally accessible sales channel that is available 24 hours per day, seven days per week on a world wide basis.

        DIRECT SALES FORCE. Our direct sales force primarily markets and sells our server products to corporate customers. We also have an advertising sales force that markets and sells advertising on our websites and within the media streams that we host on behalf of our corporate customers. We have subsidiaries in Japan, the United Kingdom, France and Germany, and offices in several other countries, which market and sell our products outside the United States.

        OEMS AND VARS. We have entered into various distribution relationships with third parties pursuant to which our products and technologies are incorporated into, bundled with or offered with third-party products for delivery by the third party to end users.

        SALES THROUGH OTHER DISTRIBUTORS. We sell our software systems and services to other distributors, including content aggregators, ISPs and other hosting providers that redistribute or provide end users access to our streaming technology from their websites and systems. We have agreements with owners of many



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popular websites and software companies to distribute our products as a click-through or to bundle our RealPlayer G2 into their applications and software.

        REAL DEVELOPER PROGRAM. In August 1999 we transitioned our Real Developer Program into the more comprehensive RealPartner Program, which provides development tools, training and technical assistance, and marketing opportunities to individuals and companies who work with our streaming media technology. Members of the program include independent software vendors, who are creating and marketing RealAudio- or RealVideo-enabled software or hardware products; professional services agencies that are are building interactive, mutlimedia-rich websites for clients; VARs who resell RealNetworks products stand-alone or as a part of a custom, integrated system; and ISP hosting providers who own RealServers and offer streaming media hosting to their customers. There are more than 700 members in the RealPartner Program.

        MARKETING PROGRAMS. Our marketing programs are aimed at increasing brand awareness, stimulating market demand and educating potential customers about the economic opportunities in delivering multimedia content over the Internet. We have a number of marketing initiatives, including:

        - Showcasing our various products and solutions in trade shows, conferences and seminars.

        -   Providing product-specific information through our websites.

        - Promoting and co-promoting special events with our broadcast partners.

        -   Advertising products and services in print and electronic media.

        -   Sponsoring our annual RealNetworks Conference.


CUSTOMERS

        Our customers include businesses and consumers located throughout the world. Sales to customers outside the United States, primarily in Asia and Europe, were approximately 23%, 22%, and 24% of total net revenues, excluding revenues from the Microsoft license agreement, in the years ended December 31, 1999, 1998, and 1997. Software license fees under a license agreement with Microsoft accounted for approximately 8%, 15%, and 13% of total net revenues for the years ended December 31, 1999, 1998, and 1997.


CUSTOMER SUPPORT

        Our customers have a choice of support options depending on the level of service desired and the nature of the products acquired. Customer support is provided by our customer relations department and third-party contractors. Customers can access a technical support hotline to answer inquiries or initiate e-mail inquiries. We also provide an online database of technical information for customer self-service. As of December 31, 1999, we employed 24 full-time technical and customer support representatives, approximately 4% of our work force, to respond to customer requests for support.



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COMPETITION

        The market for software and services for media delivery over the Internet is relatively new, constantly changing and intensely competitive. As media delivery evolves into a central component of the Internet experience, more companies are entering the market for, and expending increasing resources to develop, media delivery software and services. We expect that competition will continue to intensify.

        Many of our current and potential competitors have longer operating histories, greater name recognition, more employees and significantly greater financial, technical, marketing, public relations and distribution resources than we do. We are committed to the continued market penetration of our brand, products and services. The competitive environment may require us to make changes in our products, pricing, licensing, services or marketing to maintain and extend our current brand and technology franchise. Price concessions or the emergence of other pricing or distribution strategies of competitors may diminish our revenues, impact our margins or lead to a reduction in our market share, any of which will harm our business.

        Microsoft is a principal competitor in the development and distribution of streaming media and media distribution technology. Microsoft currently competes with us in the market for streaming media server and player software and has announced its intent to compete in the market for digital distribution of media. In addition, Microsoft competes with us to attract broadcasters of high-quality or popular content to promote and deliver such content in Microsoft's formats, in some cases on an exclusive or preferential basis. We believe that Microsoft's commitment to and presence in the media delivery industry has increased and that Microsoft will continue to increase competitive pressure in the overall market for streaming media and media distribution.

        In addition to Microsoft, we face increasing competition from other companies that are developing and marketing streaming media products. Competitors include Apple Computer, which has announced the availability of QuickTime with a streaming media server, Cisco Systems/Precept Software, PictureTel/Starlight Networks and Oracle. As more companies enter the market with products that compete with our servers, players and tools, the competitive landscape could change rapidly to our disadvantage.

        Our media hosting service, the Real Broadcast Network, competes with a variety of companies that provide streaming media hosting services. These companies include Yahoo Broadcast Services (formerly Broadcast.com) and Intervu and emerging broadcast networks such as CMGI's Magnitude Network, Enron Communications, Global Media and Microcast. Some media hosting competitors are also customers on whom we rely to help drive product download traffic to our website through their broadcast events.

        While Internet advertising revenues across the industry continue to grow, the number of websites competing for advertising revenues is also growing. Our websites, including Real.com, RealNetworks.com, Film.com and LiveConcerts.com, compete for user traffic and Internet advertising revenues with a wide variety of websites, Internet portals and ISPs. In particular, aggregators of audio, video and other media, such as Yahoo Broadcast Services and Microsoft's Web Events, compete with our RealGuide. We also compete with traditional media such as television, radio and print for a share of advertisers' total advertising budgets.

        The electronic commerce features of our websites compete with a variety of other websites for consumer traffic. To compete successfully in the electronic commerce market, we must attract sufficient traffic to our websites by offering high-quality, competitively priced merchandise in a compelling, easy-to-purchase format. In addition, we must successfully leverage our existing user base to develop the market for our products and services.




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GOVERNMENTAL REGULATION

        We are not currently subject to direct regulation by any governmental agency other than laws and regulations generally applicable to businesses, although certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to our products. Few existing laws or regulations specifically apply to the Internet. However, it is likely that a number of laws and regulations may be adopted in the United States and other countries with respect to the Internet. These laws may relate to areas such as content issues (such as obscenity, indecency and defamation), copyright and other intellectual property rights, encryption, use of key escrow data, caching of content by server products, electronic authentication or "digital signatures," personal privacy, advertising, taxation, electronic commerce liability, e-mail, network and information security and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability. Other countries and political organizations are likely to impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. The adoption of such laws or regulations, and uncertainties associated with their validity and enforcement, may affect the available distribution channels for and costs associated with our products and services, and may affect the growth of the Internet. Such laws or regulations may therefore harm our business.

        We do not know for certain how existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, illegal or obscene content, retransmission of media and personal privacy and data protection apply to the Internet. The vast majority of such laws were adopted before the advent of the Internet and related technologies and do not address the unique issues associated with the Internet and related technologies. Most of the laws that relate to the Internet have not yet been interpreted. Changes to or the interpretation of these laws could:

        -   limit the growth of the Internet;

        - create uncertainty in the marketplace that could reduce demand for our products and services;

        -   increase our cost of doing business;

        - expose us to significant liabilities associated with content available on our websites or distributed or accessed through our products or services;

        - lead to increased product development costs or otherwise harm our business; or

        decrease the rate of growth of our user base and limit our ability to effectively communicate with and market to our user base.


INTELLECTUAL PROPERTY

        As of January 31, 2000, we had 29 registered U.S. trademarks or service marks, and had applications pending for an additional 45 U.S. trademarks. We also have several unregistered trademarks. In addition, RealNetworks has several foreign trademark registrations and pending applications. Many of our marks begins with the word "Real" (such as RealSystem, RealAudio and RealVideo). We are aware of other companies that use "Real" in their marks alone or in combination with other words, and we do not expect to



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be able to prevent all third-party uses of the word "Real" for all goods and services. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective patent, copyright, trademark and trade secret protection may not be available in such jurisdictions.

        As of January 31, 2000, we had 11 U.S. patents and numerous patent applications on file relating to various aspects of our technology. We are preparing additional patent applications on other features of our technology. Patents with respect to our technology may not be granted and, if granted, may be challenged or invalidated. Issued patents may not provide us with any competitive advantages and may be challenged by third parties. In addition, others could independently develop substantially equivalent intellectual property.

        Many of our current and potential competitors dedicate substantially greater resources to protection and enforcement of their intellectual property rights, especially patents. If a blocking patent has issued or issues in the future, we would need to either obtain a license or design around the patent. We may not be able to obtain such a license on acceptable terms, if at all, or design around the patent. As with other software products, our products are susceptible to unauthorized copying and uses that may go undetected, and policing such unauthorized use is difficult.

        To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. These efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology, or may not prevent the development and design by others of products or technologies similar to or competitive with those we develop.


EMPLOYEES

        As of December 31, 1999, we had 648 full-time employees, 589 of whom were based in the United States and 59 of whom were based in our foreign offices. None of our employees is subject to a collective bargaining agreement, and we believe that our relations with our employees are good.


POSITION ON CHARITABLE RESPONSIBILITY

        We are strongly committed to charitable responsibility, as evidenced by our donations of software to charitable organizations. If we achieve sustained profitability, we intend to donate approximately 5% of our annual pre-tax net income to charitable organizations. We hope to encourage employee giving by using a portion of our intended contribution to match charitable donations made by employees.


PROPERTIES

        We lease our corporate headquarters which are located in Seattle, Washington. The lease commenced on April 1, 1999 and expires on April 1, 2011, with an option to renew for either a three- or a ten-year period. We are currently leasing approximately 179,000 square feet at an average monthly rent of approximately $255,000. We will be leasing approximately 87,000 square feet of additional space in stages during 2000 through 2001, at an average additional monthly rent of approximately $144,000.

LEGAL PROCEEDINGS

        In August 1998, Venson M. Shaw and Steven M. Shaw filed a lawsuit against us and co-defendant Broadcast.com in the United States District Court for the Northern District of Texas--Dallas Division. The plaintiffs allege that we, individually and in combination with Broadcast.com, infringe on a certain patent by making, using, selling and/or offering to sell software products and services directed to media delivery systems for the Internet and corporate intranets. The plaintiffs seek to enjoin us from our alleged infringing activity and to recover damages in an amount no less than a reasonable royalty. Although we can give no assurance as to the outcome of this lawsuit, we believe that the allegations in this action are without merit, and intend to vigorously defend ourselves against these claims. We may be required to indemnify Broadcast.com under the terms of our license agreement with it. The plaintiffs filed a similar claim based on the same patent and seeking similar remedies as a separate lawsuit against Microsoft and Broadcast.com in the same court. The court has consolidated the lawsuit against Microsoft and Broadcast.com with the lawsuit against RealNetworks and Broadcast.com. If the plaintiffs prevail in their claims, we could be required to pay damages or other royalties, in addition to complying with injunctive relief, which could have a material adverse effect on our operating results.

        On July 29, 1998, Left Bank Management, Inc. filed a lawsuit against us in the U.S. District Court for the Western District of Washington. The plaintiff alleges that we entered into an oral agreement with it in 1995 pursuant to which the plaintiff claims it is entitled to 30% of our revenues from the use of RealAudio technology to promote, sample or sell music. The plaintiff claims breach of contract, unjust enrichment, promissory estoppel and breach of implied-in-fact contract. We have denied each of the plaintiff's claims. In response to our motion to dismiss, the plaintiff withdrew its claim for breach of fiduciary duty. Trial is currently set for May 2000. Although no assurance can be given as to the outcome of this lawsuit, we believe the allegations in this action are without merit, and we intend to vigorously defend ourselves against these claims.

        In November 1999, thirteen purported class action lawsuits were filed against us in state and/or federal courts in California, Illinois, Pennsylvania, Washington and Texas. The plaintiff in federal court in Pennsylvania has voluntarily dismissed his lawsuit in response to our motion to compel arbitration of the claims under the terms of our End User license Agreements. The remaining twelve actions, which seek to certify classes of plaintiffs, allege breach of contract, invasion of privacy, deceptive trade practices, negligence, fraud and violation of certain federal and state laws in connection with various communications features of our RealPlayer and RealJukebox products. Plaintiffs are seeking both damages and injunctive relief. We have filed various answers denying the claims and have filed suit in Washington state court to compel the plaintiffs who have filed actions in Texas, California and Illinois state courts to arbitrate their claims as required by our End User License Agreement. We have similarly moved to compel arbitration in the federal court cases pending in Illinois. Although we can give no assurance as to the outcome of this lawsuit, we believe that the allegations in these actions are without merit, and we intend to vigorously defend ourselves against these claims. If the plaintiffs prevail in their claims, we could be required to pay damages or other penalties, in addition to complying with injunctive relief, which could have a material adverse effect on our operating results.

        From time to time we are, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, including contract-related claims and claims of alleged infringement of third-party patents, trademarks and other intellectual property rights. We currently have several claims threatened against us relating to patent infringement, though we believe they are without merit. These claims, even if not meritorious, could force us to spend significant financial and managerial resources. We currently are not aware of any legal proceedings or claims that we believe will have a material adverse effect on our business, prospects, financial condition and operating results.


                               RECENT DEVELOPMENTS

        On January 25, 2000, we announced our financial and operating results for the quarter and fiscal year ended December 31, 1999. Net revenues for the quarter ended December 31, 1999, were $43.5 million, an increase of 111 % from $20.6 million in the fourth quarter of 1998. We reported net income for the quarter of $6.1 million, or $0.07 per diluted share, compared to a net loss of $2.2 million, or ($0.03) per diluted share, in the fourth quarter of 1998. For the year ended December 31, 1999, our net revenues were $131.2 million, an increase of 98% from net revenues of $66.4 million in 1998. Excluding a $1.4 million acquisition charge, our net income for 1999 was $8.3 million, or $0.10 per diluted share. This compares to a pro forma net loss for 1998, excluding a charge of $8.7 million for in-process research and development, of $11.2 million, or ($0.17) per share for 1998.

        We also announced that our board of directors approved a two-for-one split of our common stock. Shareholders will receive one additional share for every share held on the record date of January 28, 2000. The additional shares were mailed or delivered on or about February 11, 2000, by our transfer agent, ChaseMellon Shareholder Services. Additionally, we announced the acquisition of Netzip, Inc., a leading provider of Internet download management software.

                              SELLING SHAREHOLDERS

        The shares of common stock to be sold by the selling shareholders pursuant to this prospectus represent shares issued to the selling shareholders by us in connection with our acquisition of NetZip. The following table sets forth the aggregate number of shares of common stock held by each selling shareholder who beneficially owns more than 1% of the outstanding shares of our common stock and the aggregate number of shares of common stock offered by each such selling shareholder as well as the aggregate numbers of shares of common stock held by and offered by the remainder of the selling shareholders as a group. As of January 31, 2000, there were 153,416,890 shares of common stock outstanding. Beneficial ownership is determined according to the rules of the SEC, and includes shares subject to options currently exercisable or exercisable within 60 days of January 31, 2000. Shares subject to such options are deemed outstanding for computing the percentage ownership of the person holding such options but not for computing the percentage ownership of any other person.


                                                 OWNERSHIP PRIOR TO OFFERING                   OWNERSHIP AFTER OFFERING(1)
                                   ---------------------------------------------------     -----------------------------------
                                     NUMBER OF SHARES
                                      BENEFICIALLY                          NUMBER OF      NUMBER OF SHARES
                                         OWNED                            SHARES BEING     BENEFICIALLY OWNED
 NAME OF SELLING SHAREHOLDER       PRIOR TO OFFERING       PERCENTAGE        OFFERED         AFTER OFFERING         PERCENTAGE
----------------------------       -----------------       ----------     ------------     ------------------       ----------
NETZIP FORMER SHAREHOLDERS:
Jerkunica, Boris ............          1,904,530              1.24            734,513           1,170,017                *
Other former NetZip
   Shareholders(2) ..........          1,334,158                -             714,766             619,392                -
   TOTAL ....................          3,238,688                -           1,449,279           1,789,409                -


-------------------

(1) Assumes the sale of all of the shares of common stock offered by each of the selling shareholders.

(2) Consists of 13 former NetZip shareholders who own an aggregate of 1,334,158 shares (but each hold less than 1% of the outstanding shares of RealNetworks common stock) and includes an aggregate of 3,508 shares subject to options currently exercisable or exercisable within 60 days of January 31, 2000.

*     Less than 1% of the outstanding shares of common stock.

                              PLAN OF DISTRIBUTION


        The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell the shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. Shares may be sold by one or more of the following means of distribution:

        - Block trades in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

        - Purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

        - Over-the-counter distributions in accordance with the rules of the Nasdaq National Market;

        - Ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

        -   Privately negotiated transactions.

        To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distributions of such shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also sell our common stock short and redeliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling shareholders may also pledge such shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of such pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any such shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        In effecting sales, brokers, dealers or agents engaged by the selling shareholder may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling shareholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. We will pay all reasonable expenses incident to the registration of the shares being offered hereby other than any commissions and discounts of underwriters, dealers or agents.

        In order to comply with the securities laws of certain states, if applicable, the shares being offered hereby must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states such shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and there has been compliance thereof.

        We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholder and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        We have agreed to indemnify the selling shareholder and any person controlling the selling shareholder against certain liabilities, including liabilities under the Securities Act of 1933. The selling shareholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act of 1933.

        We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective for a period of twelve months or, if earlier, with respect to each selling shareholder, until the selling shareholder is able to sell all shares offered pursuant to this registration statement in a single three-month period in accordance with Rule 144 under the Securities Act of 1933.

                                  LEGAL MATTERS

        Certain legal matters relating to the validity of the securities offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Kirkland, Washington.

                                     EXPERTS

       The consolidated balance sheets of RealNetworks, Inc., and subsidiaries as of December 31, 1998 and 1997 and the consolidated statements of operations and comprehensive loss, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                1,449,279 SHARES



                               REALNETWORKS, INC.



                              --------------------






                                  COMMON STOCK






                                   PROSPECTUS











                                FEBRUARY 16, 2000